SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934

Wegener Corporation
(Name of Subject Company)

Wegener Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

948585 10 4
(CUSIP Number of Class of Securities)

Robert A. Placek
Chairman of the Board, President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097
(770) 814-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Marlon F. Starr, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EX-99.(A)(1) LETTER TO STOCKHOLDERS
EX-99.(A)(2) PRESS RELEASE DATED MAY 6, 2003
EX-99.(E)(1) FORM OF RETENTION AGREEMENT

Item 1.	Subject Company Information

     Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Wegener Corporation, a Delaware corporation (the “Company” or “Wegener”). The address of the principal executive offices of the Company is 11350 Technology Circle, Duluth, Georgia 30097, and the telephone number is (770) 814-4000.

     Securities. The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.01 per share, of the Company (the “Common Stock” or the “Shares”). As of May 2, 2003, there were 12,361,251 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

     Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     Tender Offer. This Statement relates to the cash tender offer by WC Acquisition Corp. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Radyne ComStream Inc., a Delaware corporation (“Radyne”), to purchase all of the outstanding Shares not owned by Radyne or its affiliates at a price of $1.55 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Radyne’s Offer to Purchase (the “Offer to Purchase”), dated April 23, 2003, and the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase, constitute the “Radyne Offer”). The Radyne Offer is disclosed in a Tender Offer Statement on Schedule TO, dated April 23, 2003 and amended as of April 25, 2003, April 28, 2003 and May 2, 2003 (the “Schedule TO”), filed with the Securities and Exchange Commission.

     According to the Schedule TO, if the Radyne Offer succeeds, Radyne intends to attempt to consummate a merger (the “Proposed Merger”) pursuant to which all Shares not tendered and purchased pursuant to the Radyne Offer would be acquired for the Offer Price.

     According to the Schedule TO, the address of the principal offices of Radyne and the Offeror is 3138 East Elmwood Street, Phoenix, Arizona 85034.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

     This Item 3 sets forth, to the knowledge of the Company, all material agreements, arrangements or understandings, and actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors and affiliates, and (ii) Radyne and the Offeror and their respective executive officers, directors or affiliates.

Arrangements Between Wegener and its Executive Officers, Directors and Affiliates

     Wegener has not entered into employment agreements with any of its executive officers. On May 2, 2003, following the approval and recommendation of a committee of the Board of Directors consisting solely of independent, non-management directors, Wegener entered into retention agreements with each of its four executive officers and certain of its other key employees. Under the agreements with its executive officers, in the event of a change in control of Wegener, each of the three most highly paid executive officers of Wegener will be entitled to receive a cash payment of 2.5 times his annual salary and continued insurance benefits for a period of 30 months, and Wegener’s fourth executive officer, its

Controller, will be entitled to receive a cash payment of 0.5 times his annual salary and continued insurance benefits for a period of six months.

     If the directors and executive officers of Wegener who own Shares tender their Shares in the Radyne Offer or if their Shares are acquired in the Proposed Merger, they will receive the Offer Price for their Shares on the same terms and conditions as the other public stockholders. As of May 2, 2003, the directors and executive officers of the Company beneficially owned in the aggregate 1,799,028 Shares excluding options to purchase an additional 576,425 Shares within 60 days of that date.

     Under the terms of the Company’s 1998 Incentive Plan, upon a change in control of the Company, holders of options may elect to receive cash for the in-the-money portion of their options. Based on the Offer Price and the number and exercise prices of options held by the Company’s directors and executive officers, those individuals would be entitled to receive cash in the aggregate amount of $174,969 for their options if the Radyne Offer were consummated.

     Since 1993, Wegener has paid the premiums due under a $2.0 million life insurance policy insuring Robert A. Placek, the Company’s Chairman, President and Chief Executive Officer, and held by the Robert A. Placek Irrevocable Trust under a split-dollar insurance arrangement. During each of the last three fiscal years, Wegener has paid annual premiums in the amount of $17,055 under the arrangement. The arrangement is presently suspended pending Wegener’s determination of its treatment under certain provisions of the Sarbanes-Oxley Act of 2002.

     From 1987 through April 28, 2003, James H. Morgan, Jr. served as a director of the Company and as a member of the Audit Committee, the Incentive Plan Committee, and the Executive and Compensation Committee of the Wegener Board. Mr. Morgan resigned from the Board of Directors on April 28, 2003. Mr. Morgan is a partner in the law firm of Smith, Gambrell & Russell, LLP, which serves as counsel to the Company and receives legal fees for services rendered. The Company believes that the services provided by Smith, Gambrell & Russell, LLP to the Company were provided on terms no less favorable to the Company than could be obtained from nonaffiliated parties.

Certain Arrangements Between Wegener and Radyne

     From time to time, Wegener purchases products from Radyne for use as components in systems sold to Wegener customers. During fiscal 2002, Wegener purchased $31,002 of products from Radyne.

Background of the Radyne Offer

     Wegener and Radyne both design and manufacture telecommunications hardware and software products for the transmission and reception of data and video for the Internet, cable and broadcast radio and television industries. The two companies’ products are generally different from, and in most cases are not competitive with, one another. As a result of operating in the same industry, each company is generally familiar with the other.

     The first contact between the two companies regarding a potential business combination occurred on July 24, 2000, at which time Robert Placek, the Chief Executive Officer of Wegener, met with Robert Fitting, the Chief Executive Officer of Radyne, at the request of Mr. Fitting. At the meeting, Mr. Placek informed Mr. Fitting that Wegener was not interested at that time in pursuing a discussion regarding a business combination.

     No further discussions on this subject were held between the companies or their officers until February 2003, at which time Mr. Fitting contacted Mr. Placek in order to raise the possibility of commencing discussions regarding a business combination. Through their assistants, Messrs. Placek and Fitting attempted to arrange a meeting at an industry trade show in Washington, D.C. at the end of February 2003. No firm plans to meet were ever made and ultimately Mr. Placek was unable to attend the trade show.

     On April 2, 2003, some, but not all, of the members of Wegener’s Board of Directors received a letter dated April 1, 2003 (the “April 1 Letter”) addressed to Mr. Placek from Mr. Fitting, on behalf of the Radyne Board. The April 1 Letter stated that Radyne had “the ability” to offer $1.55 in cash per share for all the outstanding shares of Wegener. Mr. Fitting offered in the April 1 Letter to meet with Mr. Placek and the Wegener Board to discuss the possibility of a transaction. To the knowledge of Wegener, the April 1 Letter was the first attempt by Radyne to contact directly the Wegener Board of Directors.

     On April 4, 2003, Mr. Placek attempted unsuccessfully to reach Mr. Fitting by telephone in order to respond to the April 1 Letter. Mr. Fitting returned the call on April 7, and the two agreed to meet on April 8, 2003 at the National Association of Broadcasters trade show in Las Vegas. At the trade show, Messrs. Fitting and Placek met and discussed Radyne’s interest in pursuing a business combination. During that discussion, Mr. Fitting represented to Mr. Placek that Radyne had no intention of pursuing a hostile takeover of Wegener. Mr. Placek informed Mr. Fitting that several members of the Wegener Board were then traveling, but that upon their return Mr. Placek would hold a Board meeting to address the issues raised in Radyne’s April 1 Letter. On April 9, 2003, Mr. Placek relayed the details of his discussion with Mr. Fitting to all Wegener directors and expressed the need to hold a Board meeting. Mr. Placek remained at the trade show through April 10, and the following week he scheduled a special meeting of the Wegener Board to be held on April 21 for the specific purpose of discussing the April 1 Letter as well as his April 8 discussion with Mr. Fitting.

     On the morning of April 21, 2003, approximately one hour before the Wegener Board was to meet, without notice to Wegener and less than two weeks after the meeting between Messrs. Placek and Fitting in Las Vegas, Radyne issued a press release announcing its intention to commence a tender offer for all outstanding shares of Wegener Common Stock at a price of $1.55 per share. At the Wegener Board meeting, Mr. Placek informed the Board of the Radyne press release. The Board considered an appropriate response to the Radyne press release and discussed with counsel the Company’s obligations in the event the threatened tender offer commenced. The Board determined that Wegener should immediately issue a press release (i) disputing certain misstatements made in the Radyne press release, (ii) stating that the Board would carefully consider any tender offer that might ultimately be commenced, and (iii) stating that the Wegener Board’s preliminary assessment was that a price of $1.55 per share, if offered, would be inadequate. A press release was prepared, approved by the Board and issued that afternoon. The Board also scheduled another special meeting for 11:00 a.m. on April 23, 2003.

     On April 23, 2003, Radyne commenced its tender offer with no additional notice to Wegener. The Wegener Board met at 11:00 a.m. on April 23 and, in response to the tender offer, appointed a committee of independent, non-management directors consisting of Wendell H. Bailey, Thomas G. Elliot and Joe K. Parks. The independent committee was authorized to evaluate the tender offer and to recommend to the Board an appropriate course of action. The Board also empowered the independent committee to take all actions it deemed appropriate to evaluate the Radyne Offer, including retaining independent legal counsel and a financial advisor. Later in the afternoon of April 23, the independent committee engaged Morgan Keegan & Company, Inc. (“Morgan Keegan”) as its financial advisor and on April 25 retained Alston & Bird LLP as its independent legal counsel.

     Also on April 23, 2003, Mr. Fitting transmitted a letter to Wegener requesting the use of Wegener’s stockholders list and securities position listings, to which Wegener responded on April 25, 2003 by informing Mr. Fitting that Wegener would mail the Offeror’s tender offer materials to Wegener’s stockholders and by providing Mr. Fitting with other information in accordance with SEC rules. In a related attempt to gain access to the Wegener stockholders list and other corporate information, Mr. Fitting had sent a letter on April 21, 2003 to Wegener on behalf of the Offeror requesting, pursuant to Section 220 of the Delaware General Corporation Law, a current stockholders list and certain of Wegener’s corporate records. Under Section 220, a Delaware corporation is required to make available to its stockholders of record (which does not include stockholders who own shares in “street name,” i.e., through a broker) certain information relating to the corporation’s stockholders list and other books and records. Wegener was informed by its transfer agent that the transfer agent’s records indicated that the Offeror was not a record holder of Wegener’s Common Stock. On April 25, 2003, Wegener responded to the Offeror’s request by declining to provide any of the requested information for that reason. On April 29, 2003, Wegener received another, substantially identical request from the Offeror for information under Section 220 of the Delaware General Corporation Law. Wegener confirmed through its transfer agent that the Offeror had become a record holder of Wegener’s Common Stock on April 29, 2003, and, in accordance with law, Wegener intends to make available to the Offeror all requested information and records that it is required to furnish under Section 220.

     On April 24, 2003, Wegener issued a press release announcing the formation of the independent committee and urging its stockholders to take no action with respect to the Radyne Offer until the Wegener Board, upon the recommendation of the independent committee, issued its recommendation to Wegener stockholders with respect to the Radyne Offer.

     Late in the afternoon on Friday, April 25, 2003, Radyne provided Wegener’s counsel with copies of lawsuits filed by Radyne in Delaware Chancery Court and the United States District Court in Delaware, as well as a draft merger agreement. By letter dated April 25, 2003, Radyne’s counsel informed Wegener that Radyne remained willing to engage in negotiations for the acquisition of Wegener. Radyne’s counsel confirmed this willingness to the independent committee’s counsel by telephone on May 1, 2003.

     On Monday, April 28, 2003, Wegener issued a press release announcing that Radyne had filed two lawsuits against the Company and its Board of Directors and explaining that the lawsuits, among other things, sought to enjoin the Company from taking any action to impede Radyne’s efforts to acquire control of the Company, including adopting any new defensive measures or making use of defensive mechanisms already contained in Wegener’s charter documents, and to force the Wegener Board to approve a merger with Radyne. These lawsuits are described in more detail under “Item 8. Additional Information – Legal Proceedings among Radyne, Offeror and Wegener.” Wegener’s April 28 press release also announced that the independent committee of the Board had engaged Morgan Keegan as its financial advisor to assist it in evaluating the adequacy of the Radyne Offer and reiterated the Company’s request that Wegener stockholders defer making a determination with respect to the Radyne Offer until after the Wegener Board had formally announced its recommendation regarding the offer.

     On May 1, 2003, the independent committee met with its financial and legal advisors. At that meeting, Morgan Keegan reviewed the material financial analyses it had performed and rendered its opinion that as of May 1, 2003, the $1.55 per Share, net to the seller in cash, to be received by the holders of Shares pursuant to the Radyne Offer, is inadequate from a financial point of view. Morgan Keegan’s opinion, which is attached hereto as Annex A, is subject to and based upon the assumptions and other considerations set forth in the opinion.

     After a full discussion of the Company’s current business plan, its products and prospects, including discussions with the Company’s Chief Executive Officer, its Executive Vice President, and its Chief Financial Officer, and of the presentation by Morgan Keegan, the independent committee determined that the Radyne Offer is grossly inadequate and unfair and determined that the Company should continue to pursue its long-term strategic plan rather than a sale transaction at this time. The independent committee then requested a meeting with the entire Wegener Board.

     There immediately commenced a meeting of the full Wegener Board, at which time the independent committee advised the Board of its determination that the Radyne Offer is grossly inadequate and unfair and of its determination that the Company should continue to pursue its long-term strategic plan rather than a sale transaction at this time. The independent committee then recommended to the Wegener Board that the Board recommend to Wegener stockholders that they reject the Radyne Offer and not tender their Shares pursuant to the Radyne Offer. The Wegener Board, after full discussion, accepted the recommendation of the independent committee and determined that it should recommend that Wegener stockholders reject the Radyne Offer and not tender their Shares pursuant to the Radyne Offer. The Board directed counsel to the Company to prepare a Schedule 14D-9 Solicitation/Recommendation Statement on behalf of the Company containing the Company’s recommendation to stockholders with respect to the Radyne Offer and describing the reasons for such recommendation.

     Also on May 1, following presentations by Wegener’s counsel and by representatives of Morgan Keegan, and after a full discussion of the issues and upon the recommendation of the independent committee, the Wegener Board adopted a Stockholder Rights Agreement as a step to help preserve for Wegener stockholders the long-term value of the Company. For more information concerning the Stockholder Rights Agreement, see “Item 8 – Additional Information – Stockholder Rights Agreement.”

     On May 2, 2003, the independent committee held a meeting at which it approved and recommended to the Wegener Board (i) the execution by Wegener of retention agreements between Wegener and certain of its executive officers and other key employees, and (ii) the adoption of certain amendments to Wegener’s By-laws. Immediately following the independent committee meeting, the full Board met and approved the execution of the retention agreements and adopted the proposed By-law amendments. The retention agreements are discussed in greater detail under the second paragraph of this Item 3, and the form of retention agreement entered into with each of Wegener’s executive officers is filed as an exhibit to this Statement. The By-law amendments are discussed in greater detail under Item 8, and Wegener’s By-laws, as amended and restated, are incorporated by reference as an exhibit to this Statement.

     On May 6, 2003, Wegener filed its Schedule 14D-9 Solicitation/Recommendation Statement with the SEC and thereafter mailed copies of such Statement to its stockholders. Also on May 6, 2003, Wegener issued a press release announcing the independent committee’s and the Board’s assessment of the Radyne Offer, the Board’s recommendation to Wegener stockholders and the adoption of the Stockholder Rights Agreement.

Item 4.	The Solicitation or Recommendation

Recommendation of the Wegener Board

     Because of the potential perception that employee directors would have a conflict of interest in making a recommendation as to the Radyne Offer, the Wegener Board created the independent committee and authorized it to consider and make a recommendation to the full Board regarding the Radyne Offer. The independent committee made its informed and unanimous recommendation to the entire Wegener Board, which the Wegener Board unanimously adopted as follows:

The Wegener Board, upon the unanimous recommendation of the committee of independent directors, has determined that the Radyne Offer is GROSSLY INADEQUATE AND UNFAIR to Wegener stockholders in light of Wegener’s intrinsic value and the prospects for a significant increase in stockholder value in the near-term and the long-term. Accordingly, the Wegener Board recommends that Wegener stockholders REJECT the Radyne Offer and not tender their shares.

     Copies of the letter to Wegener stockholders communicating the recommendation of the Wegener Board and the press release relating to the recommendation are filed as exhibits to this Statement and incorporated herein by reference.

Reasons for Wegener’s Recommendation

     In reaching its determination and recommendation described above, the Wegener Board considered its belief that the Radyne Offer significantly undervalues the Company and does not reflect the current or long-term value inherent in the Company. In this regard, the Wegener Board, based on the recommendation of the independent committee, recommended rejection of the Radyne Offer for the following reasons:

1.	The Wegener Board’s belief that the Radyne Offer is grossly inadequate from a financial point of view. This belief is based on the following factors:

a.	Morgan Keegan has delivered its written opinion to the effect that, as of May 1, 2003, and subject to and based on the assumptions and other considerations set forth in its written opinion, the Offer Price to be received by holders of Shares in the Radyne Offer is inadequate from a financial point of view to the holders of Shares. The full text of the opinion of Morgan Keegan, dated May 1, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference.

b.	The Wegener Board believes that the Radyne Offer relies too heavily on its premium to recent trading prices of Wegener Common Stock and significantly undervalues Wegener’s near-term and long-term prospects to the detriment of Wegener’s stockholders. In particular, the Wegener Board believes that stockholders will derive significantly more benefit, as compared to the Radyne Offer, by permitting the execution of the Company’s current business plan, which management expects to result in significantly improved revenues and earnings as a result of new products.

The Wegener Board believes that Wegener has the management and resources that it needs to unlock the potential of the new iPUMP® family of products, which has been under development for the past three years. The first of these complementary products is just now reaching the marketplace, and the others will follow in the near future. As a result, Wegener’s stockholders have yet to realize the value of Wegener’s intensive research and development effort.

The following description of Wegener’s business and products is presented to give Wegener stockholders a more thorough understanding of the future prospects of the Company.

Serving the Largest Networks and Broadcasters. Wegener is an innovative company that develops proprietary as well as standards-based digital video, audio and data technology. Wegener’s technology serves some of the largest broadcasters in the industry, including Fox, NBC, ABC, MSNBC, Turner, ESPN and The Weather Channel, as well as some of the largest private networks in the world, including GE Medical Networks, Muzak LLC, Roberts Communications, Inc. and Autotote Systems, Inc., and Swedish companies ATG and TERACOM. Wegener’s technology also serves the burgeoning high-definition television (“HDTV”) market. For example, HDNet, a leader in high-definition broadcasting, recently selected Wegener’s products for delivery of its all high-definition sports, entertainment and news networks.

Broad Line of Solutions. Wegener’s solutions make customized regional and national broadcasting a reality. Wegener has developed state-of-the-art technology to store digital video broadcasts, mix them with other digital information and allow them to be replayed at any time. Wegener’s family of products include the new iPUMP® Media Server, the MediaPlan® content management system, the COMPEL® Network Control System and UNITY® broadcast transmission products, which enables broadcasters, cable operators, and service providers of all sizes meet the challenge of cost-effectively implementing digital solutions that can grow from the delivery of basic broadcast to advanced services.

Meeting Market Demand. Wegener believes that it provides the only complete, end-to-end solution available today for managing the creation, distribution, storage and consumption of all forms of electronic media, including digital video, audio and data. Wegener’s iPUMP®, MediaPlan® and COMPEL® family of products give networks the ability to manage and distribute video combined with other content, such as Internet applications, which are technically superior and cost-effective. Management believes Wegener provides the only solution with this depth of functionality available from a single source.

The demand for digital products is being driven by the high cost of satellite capacity and end-user demand for more targeted programming. Wegener’s products were developed to meet these demands as the adoption of digital video broadcasting grows and enables broader technology applications, which allow networks to customize programming for end users. The markets Wegener serves include cable and broadcast television, radio networks, business television, distance education, business music and satellite paging.

•	Private Network Opportunity. The iPUMP® Media Server is the first of Wegener’s family of new products to address the growing needs of private networks. The iPUMP® family of products enables next-generation private networks to mix data with video to allow schools, companies and retailers, among others, to give their students, employees and customers, respectively, true multimedia functionality. The digital nature of the content permits searching, ordering and managing content in order to make customized programming available to a particular user or group of users, allowing them to stop, repeat and take their time viewing or learning the information.

•	HDTV and Cable Opportunity. Wegener developed the technology and equipment to launch one of the first new satellite networks devoted to distribution of high-definition signals to cable. Its technology processes digital signals for satellite transmission and places them on cable networks enabling consumers to watch programs on HDTV. Additionally, Wegener’s sophisticated technology captures digital signals broadcast by TV stations for insertion and use on cable channels.

Products Developed with Major Customers. Wegener developed its suite of new products in conjunction with and at the request of its major customers, who needed a complete end-to-end content distribution system to accommodate the convergence of multiple media, including both live broadcast and video-on-demand (“VOD”), with Internet Protocol.

Three Years in Development. In 2000, Wegener announced and began developing the iPUMP® family of digital storage products to help its customers better utilize satellite bandwidth and digital broadcast signals to provide their end-users with true multimedia functionality. The first of these products should begin shipping in the late summer or early fall of 2003. Wegener will continue to develop, launch and ship additional products within the iPUMP®, MediaPlan®, COMPEL® and UNITY® product families.

Superior Technology. The importance of Wegener’s new family of iPUMP® products lies in their ability to combine multiple types of media (video, audio, Internet), allow networks to store, manage and customize such media, then replay it live or on demand. Wegener’s core technology allows networks to target and store this content digitally and allows users to access it at any time, not only when a broadcast is live. Wegener believes that its technology is the only end-to-end total solution for storing and effectively managing these networks and the digital content they distribute.

c.	There has not been sufficient time for the public market to fully understand the potential of the Company’s new products and for this potential to be reflected in Wegener’s stock price. The Board of Directors believes that the Radyne Offer represents an opportunistic attempt by Radyne to acquire Wegener when the price of its Common Stock does not reflect the intrinsic value of the Company.

d.	The Offer Price does not adequately reflect the potential commercial value of Wegener’s products, and Wegener can better enhance stockholder value by continuing to execute its business plan. The Radyne Offer would eliminate the ability of the stockholders to participate in the future profits and value arising from Wegener’s prospects and execution of its business plan, particularly with regard to its new products. In connection with the new products, the following factors were considered:

(i)	The Company believes it is at an important point in its business cycle with the introduction of iPUMP®, MediaPlan® and COMPEL®, which management believes is a revolutionary product family that leverages the Company’s existing technology to allow it to enter new markets and expand within its installed base of hundreds of networks.

(ii)	Wegener and the holders of its Common Stock are on the cusp of realizing the benefits of the significant marketing and research and development investment Wegener has made during the past few years under its current business plan. Consequently, the Board believes the Radyne Offer is inconsistent with the Board’s objectives of enhancing stockholder value and that Wegener, by continuing to execute its business plan, can better enhance stockholder value.

(iii)	The Wegener Board believes that stockholders will derive significantly more benefit, as compared to the Radyne Offer, by permitting the execution of the Company’s current business plan, which management expects to result in significantly improved revenues and earnings as a result of new products.

(iv)	Management believes there are no direct competitors to its iPUMP® family of products in the market which provide an end-to-end solution offered by a single source. The market for the iPUMP® family is very large, and the Company would only need to capture a relatively small portion of it to reap substantial benefits.

(v)	Management strongly believes that it can meet customer demand for its new products and expects to begin closing orders for the product within weeks.

(vi)	The Company has the financial resources to execute its iPUMP® marketing plan, as well as $5 million available under a bank line of credit.

(vii)	Historically, the trading price of the Common Stock has responded favorably to announcements of new customers adopting Wegener’s new products, like iPUMP®.

e.	Wegener’s legacy business is stable and profitable. Wegener has improved the operating margins in its legacy business following the revenue declines and losses from these products that occurred from fiscal 1999 to fiscal 2001, and management expects continued stability in its legacy business over the next several years. The Company anticipates its future growth will come from iPUMP® and its related products, MediaPlan®, COMPEL® and UNITY®.

f.	Costs related to Wegener’s patent infringement lawsuit (which has been resolved) have impacted the Company’s financial results for fiscal 2002 and fiscal 2003 but are expected to have no significant negative ongoing impact on the Company’s business.

g.	General market conditions and geopolitical instability have recently had a negative impact on corporate valuations generally.

h.	Wegener’s balance sheet is strong, and the Company has only minimal long-term debt.

i.	The consideration contemplated in the Radyne Offer is cash, which will trigger federal income taxes for certain stockholders.

2.	The Wegener Board’s belief, based in part on the factors described above, that in light of the significant prospects for the Company in the short-term and the long-term, the Board should continue to pursue the Company’s long-term strategic plan and not pursue a sale of the Company at the current time.

3.	The Wegener Board’s belief that Radyne’s use of coercive tactics (including failing to wait for the Wegener Board to consider Radyne’s April 1 Letter and the filing of lawsuits to impede Wegener’s ability to adopt protective measures in response to the Radyne Offer) is intended to facilitate Radyne’s attempt to acquire Wegener at a price favorable to Radyne but unfair to Wegener’s stockholders.

4.	The Wegener Board’s belief that Radyne’s public relations campaign aimed at discrediting the Company is replete with false information and misleading statements to the public. In this regard, the Board noted the fact that in a press release dated April 21, 2003, Radyne claimed that it “made an offer to the Wegener Board of Directors to acquire through a merger all the outstanding shares of Wegener for $1.55 per share in cash” and that “the merger offer was ignored by the Wegener Board.” This statement is untrue and an attempt to mislead Wegener stockholders. Not only did Radyne never make a formal offer to merge (only an offer to engage in discussions), but the communication certainly was not “ignored,” as Mr. Placek attempted to contact Mr. Fitting two days later; within a week the two men discussed the subject in person and Mr. Placek agreed to call a meeting of the Wegener Board; and Mr. Placek informed the Wegener Board the following day of the nature of the meeting and the need to hold a Board meeting. In addition, Radyne’s Schedule TO falsely states, among other things, that (i) Mr. Placek agreed at the April 8 meeting to respond to Mr. Fitting by April 15 and (ii) Mr. Placek indicated that he intended to retire in November 2003. Neither of these statements is true.

     In light of all of the foregoing, the Wegener Board unanimously concluded that the Radyne Offer is grossly inadequate and unfair and not in the best interests of Wegener’s stockholders.

     The foregoing discussion of the information and factors considered by the Wegener Board is not intended to be exhaustive but addresses the material information and factors considered by the Wegener Board in its consideration of the Radyne Offer. In view of the variety of factors and the amount of information considered, the Wegener Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining its recommendations. Such determinations were made after consideration of all factors taken as a whole. In addition, different members of the Wegener Board may have given differing weight to different factors.

Opinion of the Independent Committee’s Financial Advisor

     Pursuant to an engagement letter dated May 1, 2003, the independent committee of the Wegener Board engaged Morgan Keegan as its financial advisor in connection with its review and analysis of the Radyne Offer. The independent committee selected Morgan Keegan to act as its financial advisor based on Morgan Keegan’s qualifications, expertise and reputation and based on its experience in transactions similar to the transaction proposed by Radyne. At the meeting of the independent committee on May 1, 2003, Morgan Keegan rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of such date and based on and subject to the matters set forth in the opinion, the Offer Price is inadequate to the holders of Wegener’s Common Stock from a financial point of view. Stockholders are urged to read the entire opinion of Morgan Keegan which is attached to this Statement as Annex A and incorporated herein by reference.

Intent to Tender

     To Wegener’s knowledge, (1) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Radyne Offer and (2) none of Wegener’s executive officers, directors, affiliates or subsidiaries presently intends to sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include Shares over which or with respect to which any of such executive officers, directors or affiliates or subsidiaries acts in a fiduciary or representative capacity or is subject to instructions from a third party.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

     Pursuant to the terms of an engagement letter dated May 1, 2003, the independent committee engaged Morgan Keegan as its financial advisor in connection with its review and analysis of the Radyne Offer. Pursuant to the Morgan Keegan engagement letter, Wegener has agreed to pay Morgan Keegan a fee of $200,000, of which $50,000 was payable upon the execution of the engagement letter, $100,000 of which was payable upon the delivery of its opinion, and $50,000 of which is payable thirty days from the date of the engagement letter. In addition, Wegener has agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses (including fees and expenses of counsel) incurred in connection with its engagement. Wegener has agreed to indemnify Morgan Keegan against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     Wegener has engaged Innisfree M&A, Incorporated (“Innisfree”) to assist Wegener in communicating with stockholders with respect to, and to provide other services to Wegener in connection with, the Radyne Offer. Wegener will pay Innisfree reasonable and customary compensation for its services and will reimburse Innisfree for its reasonable out-of-pocket expenses. Wegener has agreed to indemnify Innisfree against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     Wegener has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Radyne Offer and related matters. Wegener will pay Joele Frank reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses. Wegener has also agreed to indemnify Joele Frank against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Radyne Offer or the Proposed Merger.

Item 6.	Interest in Securities of the Subject Company

     Except as described below, during the past 60 days, no transactions in Shares have been effected by Wegener or, to Wegener’s knowledge, by any of its executive officers, directors or affiliates. On April 25, 2003, C. Troy Woodbury, Jr., Wegener’s Chief Financial Officer, exercised options to purchase 16,500 shares of Wegener’s Common Stock at an exercise price of $0.75 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

     Except as set forth in this Statement, Wegener is not currently undertaking or engaged in any negotiation in response to the Radyne Offer which relates to (i) a tender offer for or other acquisition of securities of Wegener by Wegener, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving Wegener or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of Wegener or any of its subsidiaries; or (iv) any material change in the dividend rate or policy, indebtedness or present capitalization of Wegener.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Radyne Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Legal Proceedings among Radyne, the Offeror and Wegener

     On April 25, 2003, Wegener received a copy of a complaint filed by Radyne and the Offeror against Wegener and its Board of Directors in the Court of Chancery of the State of Delaware seeking, among other things, an order:

•	compelling Wegener’s directors to approve the Radyne Offer and the Proposed Merger for purposes of Section 203 of the Delaware General Corporation Law and enjoining Wegener from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Radyne Offer and the Proposed Merger (see “– Section 203 of the Delaware General Corporation Law” below);

•	temporarily, preliminarily and permanently enjoining Wegener from adopting any defensive measures, or taking any action designed to impede the Radyne Offer or the Proposed Merger; and

•	enjoining Wegener and its directors from taking any action to delay, impede, postpone or thwart the voting or other rights of Wegener’s stockholders in connection with an action by written consent of Wegener’s stockholders in lieu of a meeting.

     Also on April 25, 2003, Wegener received a copy of a complaint filed by Radyne and the Offeror against Wegener in the United States District Court for the District of Delaware seeking, among other things:

•	a declaratory judgment that Radyne and the Offeror have disclosed all information required by, and are otherwise in full compliance with, the Securities Exchange Act of

1934 and any other federal securities laws, rules or regulations deemed applicable to any purchases of Wegener’s securities by Radyne or the Offeror; and

•	enjoining Wegener from making any false or misleading statements with respect to the Radyne Offer.

     No proceedings have occurred or, to the Company’s knowledge, been scheduled with respect to either of these lawsuits.

Stockholder Rights Agreement

     On May 1, 2003, upon the recommendation of the independent committee, the Board of Directors of Wegener adopted a Stockholder Rights Agreement (the “Rights Agreement”) and authorized and declared a dividend of one Common Stock purchase right (a “Right”) for each outstanding share of Wegener Common Stock. The dividend is payable on May 2, 2003 (the “Record Date”) to the stockholders of record on that date, and with respect to all shares of Common Stock issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights. Except as set forth below, each Right entitles the registered holder to purchase from Wegener, at any time after the Distribution Date, one share of Common Stock at a price per share of $10.00, subject to adjustment (the “Purchase Price”).

     Initially the Rights will be attached to all certificates representing Common Stock then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier to occur of (i) the tenth business day following the date of public announcement of a person’s or group of affiliated or associated persons’ having acquired beneficial ownership of 15% or more of the outstanding Common Stock (such person or group being hereinafter referred to as an “Acquiring Person”), or, if the Acquiring Person has acquired beneficial ownership of in excess of 35% of the outstanding shares, the date of such public announcement; or (ii) the tenth business day (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer (not including the Radyne Offer) the consummation of which would result in a person or group’s becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”).

     Notwithstanding the foregoing, any person who beneficially owned (for purposes of the Rights Agreement) 15% or more of the outstanding Common Stock as of May 1, 2003, will not be deemed to be an “Acquiring Person” unless such person acquires 25% or more of the outstanding shares of Common Stock.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution Date), and such separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     In the event that any Person becomes an Acquiring Person (except pursuant to a tender or exchange offer that is for all outstanding Common Stock at a price and on terms that a majority of the outside Board members determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a “Permitted Offer”)), each holder of a Right will thereafter have the right (the “Flip-In Right”) to buy that number of shares of Common Stock which at the time of the acquisition had a market value of two times the exercise price of the Rights. Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

     In the event that, at any time following the Distribution Date, (i) Wegener is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (ii) more than 50% of Wegener’s assets or earning power is sold or transferred, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder’s having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable. If a transaction results in a holder’s having a Flip-Over Right subsequent to a transaction resulting in the holder’s having a Flip-In Right, the holder will have Flip-Over Rights only to the extent such holder’s Flip-In Rights have not been exercised.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

     No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of Common Stock on the last trading day prior to the date of exercise.

     At any time prior to the time a person becomes an Acquiring Person, the Board of Directors of Wegener may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of Common Stock representing 50% or more of the then outstanding shares of Common Stock, the Board of Directors of Wegener may exchange the Rights (other than Rights which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     All of the provisions of the Rights Agreement may be amended prior to the Distribution Date by the Board of Directors of Wegener for any reason it deems appropriate. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The foregoing discussion of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

Anti-Takeover Provisions in Wegener’s Certificate of Incorporation and By-laws

     Classified Board. Wegener’s Board of Directors currently consists of five individuals, and is divided into three classes, with the members of each class holding office for staggered three-year terms. Under Delaware law, a classified director may not be removed from office without “cause” unless the Certificate of Incorporation specifically provides that classified directors may be removed without cause. Because Wegener’s Certificate of Incorporation does not provide for removal without cause, members of the Board continue to serve unless and until they die, resign, fail to be re-elected at an annual meeting of stockholders or are removed by the stockholders for cause. As a result of the Board classification, at least two annual meetings of Wegener’s stockholders, absent the directors’ removal for cause or their earlier death or resignations, would be required to elect new directors comprising a majority of Wegener’s Board.

     Supermajority Voting Provision. Wegener’s Certificate of Incorporation contains a supermajority voting provision which requires that a merger or other specified transaction with a “5% beneficial owner” (broadly defined) of Wegener’s stock must be approved by the vote of 80% or more of the outstanding voting shares unless the transaction is approved by a majority of the members of Wegener’s Board who were directors at the time such 5% owner became a 5% owner, or the transaction is solely between Wegener and a wholly owned subsidiary of Wegener.

     Board’s Consideration of Certain Transactions. Wegener’s Certificate of Incorporation provides that, in evaluating an offer by another party to make a tender or exchange offer for any of Wegener’s equity securities, Wegener’s Board of Directors shall, in connection with the exercise of its judgment in determining what is in the best interests of Wegener and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers and other constituents of Wegener and its subsidiaries and on the communities in which Wegener and its subsidiaries operate or are located. The committee of independent directors and the full board engaged in such a consideration in connection with their evaluations of the Radyne Offer.

     Calling of Special Stockholders Meeting. Wegener’s By-laws provide that a special stockholders meeting may only be called by the President, by a majority of the directors or by holders of not less than

80% of the outstanding Common Stock. This provision could make it more difficult for a stockholder to cause any matter to be brought to a stockholder vote other than at the Company’s annual meeting.

     Advance Notice Provisions. Wegener’s By-laws also require advance notice of any matter to be brought before the stockholders at an annual stockholders meeting, including information relating to any proposed director nominee. The notice must be provided 60 days prior to the first anniversary of the date proxy materials were mailed in connection with the prior year’s annual meeting. In addition, the By-laws require any stockholder proposing to take action by written stockholder consent to first request that the Board of Directors establish a record date in order to determine the stockholders entitled to act by written consent. The Board shall fix a record date for the stockholder consent within 10 days following its receipt of such a request. These provisions could provide the Board additional time to formulate a response to any stockholder action that the Board believes not to be in the Company’s best interests.

Recent Amendments to the Company’s By-laws

     On May 2, 2003, Wegener’s Board of Directors, upon recommendation by the independent committee, adopted amendments to the Company’s By-laws. These amendments were adopted to make certain factual corrections, remove certain internal inconsistencies and add certain advance notice provisions (as described above) in connection with stockholder meetings and actions by written stockholder consent.

Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, Wegener is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (i) before such person became an interested stockholder, the Board of Directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the Board of Directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Important Notice Regarding Forward-Looking Statements

     This Schedule 14D-9 contains statements which are forward-looking within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The statements include those relating to revenues and earnings anticipated from the operation of the Company’s business plan and the introduction of a new suite of products with significant commercial potential including, but not limited to iPUMP®, MediaPlan® and COMPEL®. These statements are based upon the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of the Company’s new products, development of additional business for the Wegener digital and analog video and audio transmission product lines, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during 2003 and beyond, and the success of Wegener’s research and development efforts aimed at developing new products. Discussion of these and other risks and uncertainties are provided in detail in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K. The Company intends that such forward-looking statements are subject to the safe harbors created therefor. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of Wegener Corporation, dated May 6, 2003
(a)(2)	Press Release dated May 6, 2003, issued by Wegener Corporation
(e)(1)	Form of Retention Agreement entered into by and between Wegener Corporation and each of its executive officers
(e)(2)	Complaint filed in the United States District Court for the District of Delaware on April 24, 2003 (incorporated by reference to Exhibit (a)(10) of the Schedule TO/A filed by Radyne ComStream Inc. on April 25, 2003)
(e)(3)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 24, 2003 (incorporated by reference to Exhibit (a)(11) of the Schedule TO/A filed by Radyne ComStream Inc. on April 25, 2003)
(e)(4)	Wegener’s 1998 Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form S-8 Registration Statement (SEC File No. 333-51205) filed by Wegener Corporation on April 28, 1998)
(e)(5)	Stockholder Rights Agreement between Wegener Corporation and Securities Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Wegener Corporation on May 6, 2003)
(e)(6)	By-laws of Wegener Corporation, as amended and restated May 2, 2003 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Wegener Corporation on May 6, 2003)

*	Included in materials mailed to the stockholders of the Company.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

WEGENER CORPORATION

By:	/s/ Robert A. Placek

Robert A. Placek
Chairman of the Board, President and
Chief Executive Officer

Dated: May 6, 2003

[MORGAN KEEGAN LETTERHEAD]

Annex A

May 1, 2003

Committee of Independent Directors of the Board of Directors
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097

Members of the Committee of Independent Directors:

You have asked us to advise you with respect to the adequacy of the Offer (as defined below) to the holders of the common stock, par value $0.01 per share (“Wegener Common Stock”), of Wegener Corporation (“Wegener”). WC Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Radyne ComStream, Inc., a Delaware corporation (“Radyne”), has offered to purchase all of the outstanding shares of Wegener Common Stock not owned by Radyne or its affiliates at a price of $1.55 per share, net to the seller in cash (the “Offer Price”) pursuant to a written Offer to Purchase dated April 23, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase, constitute the “Radyne Offer”). The Radyne Offer is disclosed in a Tender Offer Statement on Schedule TO, dated April 23, 2003 and amended as of April 25, 2003 and April 28, 2003 (the “Schedule TO”), filed with the Securities and Exchange Commission. The Offer to Purchase further provides that Radyne intends, as soon as possible following consummation of the Radyne Offer, to effect a merger of Wegener with the Offeror (the “Merger” and, together with the Radyne Offer, the “Transaction”), pursuant to which each outstanding share of Wegener Common Stock not owned by Radyne or acquired in the Radyne Offer would be purchased for the Offer Price.

In arriving at our opinion, we have reviewed the Radyne Offer, as well as certain publicly available business and financial information relating to Wegener, including certain financial forecasts, provided to or discussed with us by Wegener management. In addition, we have met with the management of Wegener to discuss the businesses and prospects of Wegener. We have considered certain financial and stock market data applicable to Wegener, and we have compared those data with similar data for other publicly held companies that we deemed similar to Wegener. We have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Wegener and have not performed any independent investigation into such projections other than discussions with management. We also have assumed, with your consent, that the Transaction would be treated as a fully taxable transaction for federal income tax purposes. We have not

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been requested to make, and have not made, an independent evaluation or appraisal of the assets of liabilities (contingent or otherwise) of Wegener, nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of Wegener.

We have acted as financial advisor to the Committee of Independent Directors in connection with its recommendation to the Board of Directors regarding the adequacy of the Radyne Offer and will receive a fee for such services. We also will receive a fee upon delivery of this opinion. We have not in the past provided financial and investment banking services to Wegener. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Wegener and/or Radyne for our own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Committee of Independent Directors in connection with its consideration of the Radyne Offer and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Wegener Common Stock pursuant to the Radyne Offer or with respect to how such stockholder should vote or act on any matter relating to the Radyne Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Radyne Offer is inadequate to the holders of Wegener Common Stock from a financial point of view.

Very truly yours,

/s/ Morgan Keegan & Company, Inc.

MORGAN KEEGAN & COMPANY, INC.

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